Form 62-103F1
Required Disclosure under the Early Warning Requirements

Item 1	– Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.
Common shares (the “Alacer Shares”) of Alacer Gold Corp. (“Alacer”)
Alacer Gold Corp.
7001 E. Belleview Ave.
Suite 800
Denver, Colorado
80237

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.
Not applicable.

Item 2	– Identity of the Acquiror

2.1	State the name and address of the acquiror.
SSR Mining Inc. (“SSR Mining”)
Suite 800 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1G4

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.
On September 16, 2020, SSR Mining and Alacer completed a court approved plan of arrangement under the Business Corporations Act (Yukon) (the “Arrangement”), pursuant to which SSR Mining acquired all of the issued and outstanding Alacer Shares.
A material change report in connection with the foregoing was issued by SSR Mining on September 17, 2020 and is available on SEDAR under SSR Mining’s profile at www.sedar.com.

2.3	State the names of any joint actors.
Not applicable.

Item 3	– Interest in Securities of the Reporting Issuer

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Prior to the Arrangement, SSR Mining did not own any Alacer Shares. Following completion of the Arrangement, SSR Mining beneficially owns 100% of the issued and outstanding Alacer Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.
See Items 2.2 and 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.
Not applicable.

3.4
State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,
See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and
Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
Not applicable.

3.6
If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7
If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.
State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.
Not applicable.

3.8
If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4	– Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.
Under the terms of the Arrangement, holders of Alacer Shares received 0.3246 common shares of SSR Mining for each Alacer Share held.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.
Not applicable.

Item 5	– Purpose of the Transaction
State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.
The purpose of the Arrangement was to complete a merger of equals transaction pursuant to which SSR Mining would acquire all of the issued and outstanding Alacer Shares and Alacer would become a wholly-owned subsidiary of SSR Mining. Alacer Shares will be delisted from the Toronto Stock Exchange and Alacer intends to apply to cease to be a reporting issuer under Canadian securities laws.
Other than as stated above, SSR Mining currently has no future intentions relating to the matters listed in clauses (a) to (k) above.

Item 6	– Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer
Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
Alacer and SSR Mining entered into an arrangement agreement, dated May 10, 2020, which sets forth all of the terms and conditions of the Arrangement (the “Arrangement Agreement”).
In connection with the Arrangement, director and officers of SSR Mining entered into voting and support agreements with Alacer, pursuant to which they agreed, among other things, to vote their shares in SSR Mining in favour of the Arrangement (“SSR Support Agreements”). Directors and officers of Alacer also entered into voting and support agreements with SSR Mining, pursuant to which they agreed, among other things, to vote their Alacer Shares in favour of the Arrangement (“Alacer Support Agreements”).
Copies of the Arrangement Agreement and forms of the SSR Support Agreements and Alacer Supports Agreements are available under SSR Mining’s SEDAR profile.

Item 7	– Change in Material Fact
If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.
Not applicable.

Item 8	– Exemption
If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.
Not applicable.

Item 9	– Certification
I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

September 17, 2020
Date
/s/ Michael J. Sparks

Signature
Michael J. Sparks Executive Vice President, Chief Legal & Administrative Officer

Name/Title